

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

24 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 24th of August 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

RECEIVED
2006 AUG 29 P 12:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

No longer has a disclosable interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

No longer has a disclosable interest

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

15 August 2006

11. Date company informed

23 August 2006

12. Total holding following this notification

No longer has a disclosable interest

13. Total percentage holding of issued class following this notification

No longer has a disclosable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

24 August 2006

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex. 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

Goldman Sachs

The Company Secretary
MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA

Fax No: 01706 742650

Received 23/8/06 no fax

17 August 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued ordinary shares in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 15 August 2006, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a disclosable interest in shares.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.



MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

24 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 23rd of August 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

22nd August 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 21st August 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 33,132,295 Ordinary shares of My Travel Group PLC, representing 7.19 per cent of the issued share capital of the Company (461,003,277).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	24,052,400 shares	5.22%
UBS AG (Switzerland)	8,445,906 shares	1.83%
UBS AG - Total	**33,132,295 shares**	**7.19%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,



Paul Geradine
Director
Compliance



Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	633,989
UBS AG London Branch	24,052,400
UBS AG (Switzerland)	8,445,906
Total	33,132,295

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

21 August 2006 ✓

11. Date company informed

22 August 2006 ✓

12. Total holding following this notification

33,132,295 30p Ordinary Shares ✓

13. Total percentage holding of issued class following this notification

7.19% of the 30p ordinary shares ✓

14. Any additional information ✓

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act ✓

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142 ✓

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary 

Date of notification

23 August 2006